FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828





This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

On January 21, 2003, Precise Software Solutions Ltd. issued the following press release:

PRECISE LOGO



FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION, CONTACT:
Marc Venator                                Kevin Rudden
Chief Financial Officer                     Director of Corporate Communications
Precise Software Solutions                  Precise Software Solutions
Tel: 781.461.0700 x 442                     Tel: 781.461.0700 x 331
mvenator@precise.com                        krudden@precise.com



            PRECISE ANNOUNCES RECORD FOURTH-QUARTER AND 2002 RESULTS


                   21st Quarter of Consecutive Revenue Growth;
                        37 Percent Annual Revenue Growth


WESTWOOD, Mass. - January 21, 2003 - Precise Software Solutions (Nasdaq: PRSE), the leader in optimizing customers' business through Application Performance Management, today reported its financial results for the fourth quarter and year ended December 31, 2002.

Revenues for the fourth quarter of 2002 were up 10 percent sequentially to a record $21.3 million. These results included a 16 percent sequential increase in license revenues. Fourth quarter revenues were 23 percent over the $17.1 million in revenues for the fourth quarter of 2001.

The Company reported pro forma operating income of $1.3 million for the fourth quarter of 2002, compared with pro forma operating income of $538,000 for the same period last year. Pro forma net income for the fourth quarter of 2002 was $2.2 million, or $0.07 per share, compared with pro forma net income of $1.6 million, or $0.05 per share, in the same period last year. Net income for the fourth quarter of 2002 was $1 million, or $0.03 per share, compared with net income of $232,000, or $0.01 per share, for the same period last year.

For the full year ended December 31, 2002, revenues increased 37 percent to a record $76 million, compared with $55.6 million in 2001. Pro forma operating income for 2002 was $3.9 million, compared with a pro forma operating loss of ($553,000) in 2001. Pro forma net income for 2002 was $7.7 million, or $0.25 per share, compared with pro forma net income of $5.9 million, or $0.20 per share, in the prior year. Net income for 2002 was $3.6 million, or $0.12 per share, compared with net income of $923,000, or $0.03 per share, in 2001.

"Our company has always been about performance," said Precise CEO Shimon Alon. "These strong quarterly results capped a year of record performance, and a year of continuing industry leadership, building direct sales, selling strategic solutions and penetrating new markets."

Reflecting strong customer satisfaction and loyalty, Precise had repeat sales of 61 percent in the fourth quarter, and added nearly 400 new customers. During the full year, Precise added nearly 1,600 new customers, bringing its total customer base to over 6,000. This large family of satisfied customers who continued to invest in Precise solutions in 2002 directly generated the sixth consecutive year of record repeat sales - 60 percent in 2002.

As previously announced, Precise and VERITAS Software Corporation (Nasdaq: VRTS) signed a definitive agreement on December 19, 2002 for VERITAS to acquire Precise. This merger is subject to various closing conditions, including approval by Precise's shareholders, and is expected to close during the second quarter of 2003.

FOURTH QUARTER CONFERENCE CALL
Precise Software Solutions will conduct its quarterly conference call for investors today at 5:00 p.m. (EST) to address the Company's recent financial performance and business outlook. The dial-in telephone number for this call is 913-981-5539, passcode 637006. Investors who want to hear the call via Webcast should log onto www.precise.com/ir at least 15 minutes prior to the broadcast. This conference call will available for replay from 8 p.m. (EST) today through midnight (EST) on February 4, 2003 by calling 888-203-1112, passcode 637006, in the U.S. or 1-719-457-0820, passcode 637006, internationally.

ABOUT PRECISE SOFTWARE SOLUTIONS -- "PERFORMANCE IS OUR BUSINESS(TM)"

Precise Software Solutions (Nasdaq: PRSE) headquartered in Westwood, MA, delivers Precise i3(TM), a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, "from URL to SQL and Beyond(TM)", Precise i3 proactively detects and corrects the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise's solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.
                                     # # # #

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Precise's current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of: the size of Precise's market; the timing and acceptance of Precise's products; changes in the relationships between Precise and its strategic partners; the future growth and acceptance of Precise's products in the market place; Precise's ability to predict and respond to market developments; the development, expansion, retention and training of personnel with necessary expertise; risks associated with management of growth; risks associated with existing and future strategic relationships and customers; risks of Precise being held liable for defects or errors in its products; political, economic and business fluctuations in Israel and Precise's international markets, as well as risks of downturns in economic conditions generally, and in the information technology and software industries specifically; risks associated with competition and competitive pricing pressures; and the other risks that may be described in Precise's filings with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date.

In connection with the proposed merger with Precise, VERITAS Software will file a registration statement on Form S-4, including a prospectus/proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it is available) and other documents filed by with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The prospectus/proxy statement and these other documents may also be obtained for free from VERITAS Software and Precise.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Precise in the proposed merger will be available in the prospectus/proxy statement.

Precise i(3), "Performance is Our Business," and "from URL to SQL and Beyond" are trademarks of Precise Software Solutions Ltd. All other trademarks and registered trademarks used herein are the property of their respective owners.

The Consolidated Statement of Operations and Consolidated Balance Sheets follow.

Precise Fourth-Quarter Fiscal 2002 Results

PRECISE SOFTWARE SOLUTIONS, LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
(In thousands, except per share data)

                                                                        Three months
                                                                      ended December 31,      Year ended December 31,
                                                                    ---------------------     ---------------------
                                                                      2002         2001         2002         2001
                                                                    --------     --------     --------     --------
                                                                         (Unaudited)         (Unaudited)   (Audited)
REVENUES:
      Software licenses                                             $ 14,511     $ 13,161     $ 52,672     $ 43,903
      Services                                                         6,825        3,891       23,328       11,694
                                                                    --------     --------     --------     --------
TOTAL REVENUES                                                        21,336       17,052       76,000       55,597
                                                                    --------     --------     --------     --------
COST OF REVENUES:
      Software licenses                                                  138          181          628          362
      Services                                                         2,033          931        6,395        3,143
                                                                    --------     --------     --------     --------
TOTAL COST OF REVENUES                                                 2,171        1,112        7,023        3,505
                                                                    --------     --------     --------     --------

GROSS PROFIT                                                          19,165       15,940       68,977       52,092

OPERATING EXPENSES:
      Research & development                                           3,155        3,149       12,793       10,924
      Sales & marketing                                               12,531       10,233       43,611       34,675
      General & administrative                                         2,163        2,020        8,668        7,046
      Amortization of deferred stock compensation                         19          345          354        1,930
      Amortization of goodwill and intangible assets and IPR&D         1,009        1,001        3,640        3,126
      Acquisition related expenses                                       131         --            131         --
                                                                    --------     --------     --------     --------
TOTAL OPERATING EXPENSES                                              19,008       16,748       69,197       57,701

Operating income (loss)                                                  157         (808)        (220)      (5,609)

Financial income and other, net                                          908        1,073        4,021        6,565
                                                                    --------     --------     --------     --------

INCOME BEFORE INCOME TAXES                                             1,065          265        3,801          956
Income taxes                                                              50           33          210           33
                                                                    --------     --------     --------     --------

NET INCOME                                                          $  1,015     $    232     $  3,591     $    923

Basic and diluted net earnings per share                            $   0.03     $   0.01     $   0.12     $   0.03

Weighted average number of shares used in computing                   29,575       27,810       28,843       26,745
basic net earnings per share

Weighted average number of shares used in computing                   31,432       30,754       31,210       29,971
diluted net earnings per share

Pro forma net income excluding deferred stock                       $  2,174     $  1,578     $  7,716     $  5,979
compensation, goodwill and intangible asset amortization,
IPR&D and acquisition related expenses

Pro forma diluted net earnings per share excluding deferred         $   0.07     $   0.05     $   0.25     $   0.20
stock compensation, goodwill and intangible asset amortization,
IPR&D and acquisition related expenses

Pro forma operating income (loss) excluding deferred stock          $  1,316     $    538     $  3,905     $   (553)
compensation, goodwill and intangible asset amortization,
IPR&D and acquisition related expenses

Pro forma diluted operating income (loss) per share                 $   0.04     $   0.02     $   0.13     $  (0.02)
excluding deferred stock compensation, goodwill and
intangible asset amortization, IPR&D and acquisition
related expenses

Precise

PRECISE SOFTWARE SOLUTIONS, LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
(In thousands)

                                                       (Unaudited)       (Audited)
                                                       December 31,     December 31,
                                                           2002             2001
                                                        ----------       ----------
ASSETS

CURRENT ASSETS:

     Cash and cash equivalents                          $   13,870       $   35,144
     Marketable securities                                  71,754           39,752
     Trade receivables, net                                 18,065           12,156
     Other accounts receivable and prepaid expenses          3,114            3,168
                                                        ----------       ----------
TOTAL CURRENT ASSETS                                       106,803           90,220

MARKETABLE SECURITIES, NON CURRENT                          54,571           60,935
SEVERANCE PAY FUND                                             951              750
PROPERTY AND EQUIPMENT, NET                                  4,604            5,047
GOODWILL, INTANGIBLE ASSETS AND OTHER ASSETS, NET           60,089           46,231
                                                        ----------       ----------
TOTAL ASSETS                                               227,018          203,183
                                                        ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Trade payables                                          1,297            1,394
     Deferred revenues                                       9,400            6,673
     Employees and payroll accruals                          5,624            5,161
     Accrued expenses                                        2,161            2,014
     Other current liabilities                               1,800              973
                                                        ----------       ----------
TOTAL CURRENT LIABILITIES                                   20,282           16,215

LONG-TERM LIABILITIES:

     Long-term debt and other liabilities                       85              193
     Accrued severance pay                                   1,207            1,116
                                                        ----------       ----------
TOTAL LONG-TERM LIABILITIES                                  1,292            1,309

SHAREHOLDERS' EQUITY:

     Ordinary shares and additional paid-in capital        225,998          210,436
     Deferred stock compensation                               (77)            (544)
     Accumulated other comprehensive income                  1,356            1,191
     Accumulated deficit                                   (21,833)         (25,424)
                                                        ----------       ----------
TOTAL SHAREHOLDERS' EQUITY                                 205,444          185,659
                                                        ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $  227,018       $  203,183
                                                        ==========       ==========